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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              BARGO ENERGY COMPANY
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    067587105
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

               DAVID J. SHLADOVSKY, C/O KAIM NON-TRADITIONAL, L.P.
  1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067 (310) 556-2721
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    05/14/99
  -----------------------------------------------------------------------------
             (Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 726540503                                            PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      (A) KAIM NON-TRADITIONAL, L.P.    - 95-4486379
      (B) RICHARD A. KAYNE              - ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      (A) IS A CALIFORNIA LIMITED PARTNERSHIP
      (B) IS A U.S. CITIZEN
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          (A) 0
                          (B) 0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          (A) 8,763,162
      OWNED BY            (B) 8,763,162
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON             (A) 0
        WITH              (B) 0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          (A) 8,763,162
                          (B) 8,763,162
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (A) 8,763,162
      (B) 8,763,162
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      (A) 9.51%
      (B) 9.51%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      (A) IA
      (B) IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.   726540503                                          PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KAYNE ANDERSON ENERGY FUND, L.P. - 95-4669026
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            8,763,162
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON
        WITH              0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          8,763,162
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,763,162
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      9.51%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D

*********************

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Bargo Energy Company, a Texas corporation and successor by merger to Future Petroleum Corporation, a Utah corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 700 Louisiana, Suite 3700, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND

a.      KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

        Kayne Anderson Investment Management, Inc. (KAIM, Inc.), a Nevada corporation, serves as general partner of KAIM Non-Traditional, L.P. (KAIM N-T, LP), a California limited partnership. KAIM N-T, LP is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to an investment fund named Kayne Anderson Energy Fund, L.P. (the "Fund"), a Delaware limited partnership. The principal business address of KAIM, Inc., KAIM N-T, LP and the investment limited partnership is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

        During the past five years, none of KAIM, Inc., KAIM N-T, LP, or the investment limited partnership has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.      RICHARD A. KAYNE

        Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM, Inc. He also serves as Manager of Kayne Anderson Investment Management, LLC, a California limited liability company (KAIM, LLC), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KAIM, LLC is a registered investment adviser. KA is a registered broker/dealer. The principal business address of KAIM, LLC and KA is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

        Mr. Kayne is the controlling shareholder of KAIM, Inc., KAIM, LLC and KA.

        During the past five years, none of Mr. Kayne, KAIM, LLC, or KA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c. The following persons (in addition to Mr. Kayne) are officers and/or directors of one or more of KAIM, Inc. and KAIM, LLC. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

        JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM, Inc. and KA.

        WILLIAM T. MILLER.  Chief Financial Officer of KAIM, Inc. and KA.

        ALLAN M. RUDNICK.  Manager of KAIM, LLC.

        HOWARD M. ZELIKOW.  Vice President and Director of KAIM, Inc.

        ROBERT V. SINNOTT.   Vice President of KAIM, Inc.

        JERRY R. WELCH.  Vice President of KAIM, Inc.

        DAVID J. SHLADOVSKY. General Counsel and Secretary of KAIM, Inc. and KA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment partnership funds were derived by cash contributions to the Fund by the limited partners of the Fund.

ITEM 4. PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. Richard A. Kayne and KAIM N-T, on behalf the Fund, may consider making further sales or purchases of the shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a. Richard A. Kayne, KAIM N-T, LP and the Fund report ownership of 8,763,162 shares, representing 9.51% of the shares outstanding, respectively.

        The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the reporting persons and the other parties to the New Shareholders' Agreement and their officers, directors, partners and control persons ("Related Parties"), other than those Related Parties that own no shares of Common Stock or securities convertible into or exercisable for shares of Common Stock. All percentages are based on 48,357,784 shares of Common Stock issued and outstanding on May 14, 1999, as represented by the issuer in the Stock Purchase Agreement dated May 14, 1999 among Bargo and the investors, plus the 43,815,810 shares of Common Stock issued to the investors on May 14, 1999.

                                      SHARES OUTSTANDING    DERIVATIVE SECURITIES          TOTAL

                                    ----------------------------------------------  --------------------
               NAME                    SOLE       SHARED       SOLE      SHARED      NUMBER       %(1)
----------------------------------------------- ----------------------- ----------  --------------------
Bargo Energy Company                    --        7,078,333     --         --        7,078,333     7.68%
Bargo Energy Resources, Ltd.            --        4,694,859     --      250,000(2)   4,944,859     5.35%
Bargo Operating Company, Inc.           --        4,954,859     --      250,000(2)   5,204,859     5.63%
Tim J. Goff                          8,406,667   13,288,192     --      250,000(2)  21,944,859    23.74%
TJG Investments, Inc.                   --        1,255,000     --         --        1,255,000     1.36%
Thomas D. Barrow                     8,666,667      --          --         --        8,666,667     9.40%
James E. Sowell                      8,666,666      --          --         --        8,666,666     9.40%
Energy Capital Investment Company
PLC                                     --                      --         --        4,241,598     4.60%
                                                 4,241,598
EnCap Equity 1994 Limited
Partnership                          2,424,973      --          --         --        2,424,973     2.63%
EnCap Energy Capital Fund III, L.P.
                                     5,583,755      --          --         --        5,583,755     6.06%
EnCap Energy Capital Fund III-B,
L.P.                                 4,222,999      --          --         --        4,222,999     4.58%
BOCP Energy Partners, L.P.              --        1,366,277     --         --        1,366,277     1.48%
EnCap Investments, L.L.C.               --       17,839,602     --         --       17,839,602    19.35%
B. Carl Price                        1,126,869      --          --      613,131(3)   1,740,000     1.88%
Don Wm. Reynolds                       753,362      --          --         --          753,362     0.82%
Kayne Anderson Energy Fund, L.P.     8,763,162      --          --         --        8,763,162     9.51%
BancAmerica                         13,144,743      --          --         --       13,144,743    14.26%
SGC Partners II LLC                  4,381,581      --          --         --        4,381,581     4.75%
Eos Partners, L.P.                     328,619      --          --         --          328,619     0.36%
Eos Partners SBIC, L.P.              3,417,633      --          --         --        3,417,633     3.71%
Eos Partners SBIC II, L.P.             635,329      --          --         --          635,329     0.69%

--------------

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(2)  Represents warrants to purchase Common Stock.

(3) Includes 550,000 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 63,131 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following May 14, 1999 under an employment agreement with Bargo. Under this agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.33 per share until December 31, 1999. From January 1, 2000 and until the employment agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the year the compensation is earned. The 63,131 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following May 14, 1999 if he converted all of his salary into shares of Common Stock.


b. Richard A. Kayne and KAIM N-T, LP have shared voting and dispositive power over its 8,763,162 shares, representing 9.51% of the outstanding shares of the common stock of the issuer.

     The shares over which Mr. Kayne and KAIM N-T, LP have shared voting and dispositive power are held by the Fund, for which KAIM N-T, LP serves as investment adviser and general partner.

     KAIM N-T, LP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnership holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares attributable to him by virtue of his limited partner interest in the Fund and by virtue of his indirect interest in the interest of KAIM N-T, LP in the Fund.

c. Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the reporting persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

d.   Not applicable

e.   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

Item 7.   Material to Be Filed as Exhibits.

Exhibit I Joint Filing Agreement among Richard A. Kayne, KAIM N-T, L.P. and the Fund.

Exhibit 4.1 Registration Rights Agreement dated August 14, 1998 between Future Petroleum Corporation, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.

Exhibit 4.2 Second Amendment to Registration Rights Agreement dated May 14, 1999 by and among Bargo Energy Company, a Texas corporation, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.

Exhibit 4.3 Second Amended and Restated Shareholders' Agreement dated May 14, 1999 by and among Bargo Energy Company, a Texas corporation, B. Carl Price, a Texas resident, Don Wm. Reynolds, a Texas resident, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff, Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., a Texas corporation, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.

Exhibit 10.1 Stock Purchase Agreement dated May 14, 1999 by and among Energy Capital Investment Company PLC, an English investment company, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  May 18, 1999
------------------------------------------------
                      Date

           /s/
------------------------------------------------
                Richard A. Kayne


KAIM NON-TRADITIONAL, L.P.

By:     Kayne Anderson Investment Management, Inc.,
        general partner


        By:     /s/
           -------------------------------------
             David J. Shladovsky, Secretary


Kayne Anderson Energy Fund, L.P.

By:     Kaim Non-Traditional, L.P., general partner

        By:  Kayne Anderson Investment Management, Inc.,
             general partner


             By:   /s/
                --------------------------------
                  David J. Shladovsky, Secretary

                                    EXHIBIT I
                      TO SCHEDULE 13D OF FILING CONCERNING
                              BARGO ENERGY COMPANY


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



         /s/
--------------------------------------------
              Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:     Kayne Anderson Investment Management, Inc.,
        general partner


        By:    /s/
           -----------------------------------
             David J. Shladovsky, Secretary


Kayne Anderson Energy Fund, L.P.

By:     Kaim Non-Traditional, L.P., general partner

        By:  Kayne Anderson Investment Management, Inc.,
             general partner


             By:  /s/
                -----------------------------------
                  David J. Shladovsky, Secretary